Mail Stop 3-8


								March 16, 2005
By US Mail and Facsimile

Mr. Michael G. Koppel,
Executive Vice President and Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington  98101

		RE:	Form 8-K filed on February 15, 2005

Dear Mr. Koppel:

	We have performed a targeted review of your filing and have the following comments. As indicated below, we request supplemental information from you in response to these comments. Please be as detailed as necessary in your response.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


**********************************

Form 8-K filed February 15, 2005

Correction in Lease Accounting Policy

1. Please tell us supplementally and disclose the specific nature of
the correction in your lease accounting policy. Based on your disclosure that you recorded a charge in the fourth quarter of 2004 relating to a correction in your lease accounting policy it appears that your historical accounting for leases may not have been in accordance with GAAP. As a result, we would expect you to restate your prior period financial statements unless the correction of the error is immaterial. If you are restating your historical financial statements, we would expect your disclosures to indicate that the restatement results from the correction of an error. If restatement is determined to be unnecessary, your disclosures should indicate that the errors were immaterial to prior periods. In this regard, please provide us supplementally your quantitative and qualitative assessment of the materiality of these errors for the fiscal years ended January 31, 2002, 2003 and 2004 as well as your quarterly periods ended May 1, 2004, July 31, 2004 and October 30, 2004. Please ensure your analysis addresses fully the considerations described in SAB 99 including the impact on income from operations, pretax income, net income, earnings per share, cash flows from operating, investing, and financing activities, and the balance sheet line items for all periods affected.

2. Please tell us supplementally and disclose in your next filing how your discovery of this error impacted your evaluation of the effectiveness of your disclosure controls and procedures. Also tell us and disclose whether you changed your disclosure controls and procedures or internal controls over financial reporting as a result of your discovery of this error.

3. Please ensure your disclosures in future filings address the material terms of and accounting for leases. In this regard, we note there is no disclosure in your Form 10-K for the fiscal year ended January 31, 2004 or in your subsequent Form 10-Q filings which addresses the existence of lease incentives other than developer reimbursements you receive as incentives to construct stores in certain developments. You say you capitalize property, plant and equipment for these stores during the construction period in accordance with EITF Issue No. 97-10 and at the end of the construction period, developer reimbursements in excess of construction costs are recorded as deferred lease credits and amortized as a reduction to rent expense, on a straight-line basis over the life of the applicable lease or operating covenant. Construction costs in excess of developer reimbursements are recorded as prepaid rent and amortized as rent expense on a straight-line basis over the life of the applicable lease or operating covenant. Please clarify your disclosure to explain how and why the guidance in
EITF 97-10 is applicable to your lease transactions. In addition, your future disclosures should address the following, as noted in the
SEC Staff letter dated February 7, 2005:

* Material lease agreements or arrangements;
* The essential provisions of material leases, including the original term, renewal periods, reasonably assured rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives, and unusual provisions or conditions;
* The accounting policies for leases, including the treatment of each of the above components of lease agreements;
* The basis on which contingent rental payments are determined with specificity, not generality; and
* The amortization period of material leasehold improvements made either at the inception of the lease or during the lease term, and how the amortization period relates to the initial lease term.


**********************************



	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that provides the requested supplemental information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has
access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.
	If you have any questions regarding these comments, please direct them to Sondra Snyder at (202) 942-1827 or, in her absence, to the undersigned at (202) 942-2905. Any other questions regarding disclosures issues may be directed to H. Christopher Owings at
(202)
942-1900.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief









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Nordstrom, Inc.
March 16, 2005
Page 1